Exhibit 99.1

AMTD IDEA Group’s Name Is Approved and Adopted by Way of EGM on March 1, 2022

March 01, 2022 04:05 PM Eastern Standard Time

NEW YORK & HONG KONG & SINGAPORE—(BUSINESS WIRE)—AMTD International Inc. (“AMTD International” or the “Company” or “AMTD IDEA Group”) (NYSE: AMTD; SGX: HKB), a subsidiary of AMTD Group Company Limited (“AMTD Group”) and a leading platform for comprehensive financial services and digital solutions, today announced that, at its extraordinary general meeting of shareholders held on March 1, 2022, shareholders of the Company adopted the following resolutions as special resolutions proposed by the Company:

THAT the name of the Company be and is hereby changed from “AMTD International Inc.” to “AMTD IDEA Group” effective immediately, and that any one director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to give effect to the foregoing resolution as such director or officer, in his/her absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands; and

THAT the Company’s Third Amended and Restated Memorandum and Articles of Association be amended and restated by the deletion in their entirety and by the substitution in their place of the Fourth Amended and Restated Memorandum and Articles of Association to reflect the change of the name of the Company, and that any one director or officer of the Company or the registered office service provider of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to give effect to the foregoing resolution as such director or officer or the registered office service provider of the Company, in his/her absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.

The American Depositary Shares, each representing one Class A ordinary share of the Company, par value US$0.0001 per share, of the Company, are expected to begin trading under the new corporate name on or about March 2, 2022. The Company’s ticker had been changed from “HKIB” to “AMTD” since January 31, 2022.

About AMTD International Inc.

AMTD International Inc., also known as AMTD IDEA Group (NYSE: AMTD; SGX: HKB) represents a premier Asia financial institution and digital solutions group connecting companies and investors from Asia, including China and Hong Kong as well as the ASEAN markets with global capital markets. Its comprehensive one-stop financial services plus digital solutions platform addresses different clients’ diverse and inter-connected financial needs and digital requirements across all phases of their life cycles. Leveraging its deep roots in Asia and its unique eco-system — the “AMTD SpiderNet” — the Company is uniquely positioned as an active super-connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at “@AMTDGroup.” For the Company’s announcements, please visit http://ir.amtdinc.com/news.

For more information, please contact:

IR Office

AMTD International Inc.

TEL: +852 3163-3389

EMAIL: ir@amtdinc.com

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